May 14, 2009
VIA EDGAR
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attention:	Kathleen Collins, Accounting Branch Chief Division of Corporation Finance
Re:	3COM Corporation Form 10-K for the Fiscal Year Ended May 31, 2008 Filed July 25, 2008 Form 8-K filed on December 18, 2008 File No. 000-12867
Ladies and Gentlemen:
     We refer to Kathleen Collins’ letter dated April 16, 2009 which sets forth the following comment of the staff of the Securities and Exchange Commission (the “Staff”) regarding the Form 10-K for the fiscal year ended May 31, 2008 (the “2008 Form 10-K”) of 3Com Corporation (the “Company” or the “Registrant”). Please find our response to the Staff’s comment below. For your convenience, we have copied the comment in Kathleen Collins’ letter immediately preceding our response thereto.
Form 10-K for the fiscal year ended May 31, 2008
General
1.	We note your response to our prior comment 1 and your discussion regarding the regulatory limitations imposed on H3C’s ability to pay dividends to its parent. Tell us how you considered Rule 5-04 of Regulation S-X in determining whether audited information for the parent company only is required in your Form 10-K. Similarly, tell us how you considered the requirements of Rule 4-08(e)(3) of Regulation S-X to include a discussion of these restrictions in the financial statement footnotes. Please provide us with the calculations that support your conclusions in your response.

Response:

The Company has reviewed Rule 4-08(e)(3) and Rule 5-04 of Regulation S-X and respectfully acknowledges the Company inadvertently omitted from the 2008 Form 10-K the additional footnote disclosure on restrictions which limit the payment of dividends from subsidiaries to parent required by Rule 4-08(e)(3) and Schedule I (Condensed Financial Information of Registrant) specified by Rule 5-04.

Securities and Exchange Commission
2008 Form 10-K and Form 8-K
May 14, 2009

Analysis of Rule 4-08(e)(3) Disclosure

The Company respectfully informs the Staff that it has already remedied the omission of the Rule 4-08(e)(3) disclosure by including the required disclosure beginning with the first periodic report following the 2008 Form 10-K. More specifically, footnote 12 to the consolidated financial statements filed as part of the Company’s Form 10-Q for the fiscal quarter ended August 29, 2008 (filed with the SEC on October 7, 2008) contained all of the required Rule 4-08(e)(3) disclosure. The Company has continued to provide that disclosure in subsequently-filed Form 10-Qs and will continue to make Rule 4-08(e)(3) disclosure in future SEC filings to the extent required.

While the 2008 Form 10-K footnotes themselves inadvertently omitted the required disclosure, management has concluded that the required information was largely otherwise made available to readers in other parts of the 2008 Form 10-K. Both the MD&A (Liquidity and Capital Resources) and Risk Factors sections of the 2008 Form 10-K clearly describe the nature of the credit agreement restrictions, including the dividend restrictions. Additionally, the 2008 Form 10-K contained a segment footnote (Note 19) setting forth extensive disclosure concerning H3C, including the dollar amount of H3C’s identifiable assets. The Company had originally provided the footnote disclosure concerning the nature of the dividend restrictions in its 2007 Form 10-K. In an effort to streamline its disclosure, the Company inadvertently omitted the dividend restrictions disclosure from the footnote in its 2008 Form 10-K. As described above, the Company cured this omission starting with its first periodic report following the filing of the 2008 Form 10-K.

Based on the foregoing, management has concluded that the disclosures made in the 2008 Form 10-K substantially provided the information contemplated by Rule 4-08(e)(3) to investors at the time of filing and, accordingly, the 2008 Form 10-K did not contain any material omissions.

Analysis of Rule 5-04 Disclosure

In the future—including in its Form 10-K for the fiscal year ending May 29, 2009 (expected to be filed with the SEC on or before July 28, 2009)—the Company will include Schedule I to the extent required by Rule 5-04 of Regulation S-X.

For the following reasons, the Company has concluded that the inadvertent omission of Schedule I did not constitute a material omission from its 2008 Form 10-K and would not have materially altered the total mix of information available to investors:
•	Unlike shell or holding companies, 3Com’s parent entity—3Com Corporation—is a true operating company and in fact had sufficient assets to meet its external obligations at the relevant balance sheet date (May 31, 2008). Parent’s fiscal year

Securities and Exchange Commission
2008 Form 10-K and Form 8-K
May 14, 2009

2008 revenue was approximately $295 million, and it contains significant core operations and assets (including 3Com’s North America and Latin America businesses, corporate-level resources and a significant patent portfolio). Moreover, parent had $147 million in current assets (including $106 million in cash and cash equivalents) and only $75 million in liabilities to third parties (including accounts payable and accrued expenses). Parent had no long-term obligations or material contingencies.

•	In addition, parent had access to “unrestricted assets” in its subsidiaries that contain its TippingPoint division and its international businesses in the following regions: Europe, Middle East, Africa and Asia-Pacific Rim (other than China, Japan and Hong Kong which are contained within H3C). At May 31, 2008, these subsidiaries held approximately $60 million in cash and cash equivalents and generally had no restriction on cash flows with parent. Also, these subsidiaries had no long-term debt.

•	Parent had no long-term obligations or material contingencies, and there were no mandatory dividend or redemption requirements of redeemable stocks. Other than as disclosed in Note 13 to the footnotes of the consolidated financial statements included in the 2008 Form 10-K, parent had no guarantees. Finally, parent had not historically relied on cash dividends from subsidiaries, and in fact no cash dividends were paid to parent by subsidiaries during the three fiscal years ended May 31, 2008. Accordingly no footnotes to Schedule I or descriptions of significant provisions for these items was required.

•	Although parent company financial statements were not included in the 2008 Form 10-K, the filing does disclose the dividend restrictions imposed upon the H3C subsidiaries in the Risk Factors and Liquidity and Capital Resources sections of the document. In addition, the segment footnote (Note 19) discloses the amount of assets attributed to H3C (the Company’s only “restricted assets”). Moreover, Note 19 provides meaningful segment financial data with relative information about H3C, on the one hand, and the rest of 3Com (i.e., parent plus the other regions described above), on the other hand. Accordingly, the financial information for 3Com’s “unrestricted entities” (including parent) is available in the 2008 Form 10-K. The Company believes it provided meaningful information for investors to understand the parent’s ability to access subsidiary assets. As noted above, this disclosure has since been enhanced with the disclosure of H3C’s “restricted net assets” in a footnote to the financial statements starting with the Form 10-Q immediately following the 2008 Form 10-K.

•	The Company’s consolidated cash and cash equivalents balances at May 31, 2008 significantly exceeded its principal loan balance, which would have enabled the Company to pay off the loan with no prepayment penalty and effectively remove all contractual restrictions on dividends from H3C.

Securities and Exchange Commission
2008 Form 10-K and Form 8-K
May 14, 2009

•	The omission of Schedule I does not in any way involve incorrect amounts and no amounts in the financial statements or related footnotes need to be corrected due to these omissions.

•	The omission of Schedule I was inadvertent and did not involve intentional misconduct in any way.

Based on the foregoing, the Company’s management concluded that parent, at the time of the 2008 Form 10-K filing, did not have any significant liquidity issues. Moreover, as noted in the Company’s prior responses to Staff comments, the Company concluded that the credit agreement restrictions at the end of the period covered by the 2008 Form 10-K did not constitute known trends or uncertainties that were reasonably likely to affect the Company’s consolidated liquidity in any material way. Accordingly, the Company does not believe the omission of Schedule I would be material to an investor.
The Company’s calculation of “restricted net assets” is set forth below (note that the calculation is the same for both referenced Rules because the Company at its last fiscal year end had no equity in unconsolidated subsidiaries):
(Calculation is as of May 31, 2008; in thousands, except percentage)

Total 3Com consolidated book value of net assets	$995,302

H3C Holdings Ltd. & Subsidiaries — net assets	$715,473
Less intercompany receivables, net	(14,114)
Less permitted cash dividends to parent	(59,724)
H3C Holdings Ltd. & Subsidiaries — adjusted net assets (restricted)	641,635 *

H3C Adjusted Net Assets (restricted) as a % of 3Com net assets:	64%

*	It should be noted that a significant percentage of these restricted net assets are intangible assets. In fact, $455,894,000 of H3C’s restricted net assets represents goodwill recognized as part of the purchase accounting from 3Com’s acquisition of H3C. We respectfully note that had the rules permitted exclusion of intangible assets, such as the goodwill resulting from the purchase accounting, the percentage of 3Com’s net assets that were “restricted” would have been only 19% and therefore the Rule 4-08(e)(3) and Schedule I disclosures would not have been required. While goodwill, an intangible asset, is technically a “restricted asset,” it represents 71% of total restricted net assets of 3Com. Management has considered these factors, among others, in determining that the absence of Schedule I was not material to an investor’s understanding of the Company’s liquidity at May 31, 2008.
In summary, the Company respectfully submits its conclusion that these inadvertent omissions did not constitute a material omission from its 2008 Form 10-K. The Company will include Schedule I in its 2009 Form 10-K as required by Rule 5-04 of Regulation S-X.
* * * * *

Securities and Exchange Commission
2008 Form 10-K and Form 8-K
May 14, 2009

The Company acknowledges the following:
•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
If you have any questions, please do not hesitate to call me at (508) 323-1394.

Very truly yours, 3COM CORPORATION
/s/ JAY ZAGER
Jay Zager
Executive Vice President, Chief Financial Officer 3Com Corporation

cc:     Melissa Feider, Staff Accountant, Division of Corporation Finance